UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                  AnorMED, INC.
                                (Name of Issuer)

                      COMMON SHARES, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    035910108
                                 (CUSIP Number)

                                  MAY 18, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 11 Pages

CUSIP NO. 035910108                                           PAGE 2 OF 11 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Atticus Capital LP

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                        a.       [ ]
                        b.       [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
Number of                                          2,146,100
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,146,100
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,146,100

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.21%

12       Type of Reporting Person (See Instructions)

                                    OO

CUSIP NO. 035910108                                           PAGE 3 OF 11 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Atticus Management LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                c.       [ ]
                                d.       [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
Number of                                          2,146,100
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,146,100
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,146,100

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.21%

12       Type of Reporting Person (See Instructions)

                                    OO

CUSIP NO. 035910108                                           PAGE 4 OF 11 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Timothy R. Barakett

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                          a.       [ ]
                                          b.       [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Canada

                            5             Sole Voting Power
Number of                                          2,146,100
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,146,100
    With
                            8             Shared Dispositive Power

                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,146,100

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.21%

12       Type of Reporting Person (See Instructions)

                                    IN

CUSIP NO. 035910108                                           PAGE 5 OF 11 PAGES


ITEM 1(A)         NAME OF ISSUER:

                  AnorMED, Inc. (the "Issuer").

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  #200 - 20353 64th Avenue
                  Langley, British Columbia
                  Canada V2Y 1N5

ITEM 2(A)         NAME OF PERSON FILING:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Atticus Capital LP ("Atticus Capital");

                  ii)  Atticus Management LLC ("Atticus Management"); and

                  iii) Timothy R. Barakett ("Mr. Barakett").

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address of the principal business office of the Reporting Persons is 152 West 57th Street, 45th Floor, New York, NY 10019.

ITEM 2(C)         CITIZENSHIP:

                  1)  Atticus Capital is a Delaware limited partnership;

                  2) Atticus Management is a Delaware limited liability company; and

                  3)  Mr. Barakett is a citizen of Canada.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Shares, no par value per share (the "Shares").

ITEM 2(E)         CUSIP NUMBER:

                  035910108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  This Item 3 is not applicable.

CUSIP NO. 62949W103                                           PAGE 6 OF 11 PAGES


ITEM 4.           OWNERSHIP:

ITEM 4(A)         AMOUNT BENEFICIALLY OWNED:

     As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 2,146,100 Shares.

ITEM 4(B)         PERCENT OF CLASS:

     Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.21% of the total number of Shares outstanding.

ITEM 4(C)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         ATTICUS CAPITAL

         Sole power to vote or direct the vote                                      2,146,100

         Shared power to vote or to direct the vote                                         0

         Sole power to dispose or to direct the disposition of                      2,146,100

         Shared power to dispose or to direct the disposition of                            0

         ATTICUS MANAGEMENT

         (i)       Sole power to vote or direct the vote                            2,146,100

         (ii)      Shared power to vote or to direct the vote                               0

         (iii)     Sole power to dispose or to direct the disposition of            2,146,100

         (iv)      Shared power to dispose or to direct the disposition of                  0

         MR. BARAKETT

         (i)       Sole power to vote or direct the vote                            2,146,100

         (ii)      Shared power to vote or to direct the vote                               0

         (iii)     Sole power to dispose or to direct the disposition of            2,146,100

         (iv)      Shared power to dispose or to direct the disposition of                  0



ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  This Item 5 is not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  This Item 6 is not applicable.

CUSIP NO. 035910108                                           PAGE 7 OF 11 PAGES

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  This Item 7 is not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  This Item 8 is not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  This Item 9 is not applicable.

ITEM 10.          CERTIFICATION:

     By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 035910108                                           PAGE 8 OF 11 PAGES


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    May 30, 2006             ATTICUS CAPITAL LP

                                  By:    Atticus Management LLC,
                                         its general partner

                                         By: /s/ Timothy R. Barakett           *
                                             -----------------------------------
                                         Name:    Timothy R. Barakett
                                         Title:   Managing Member

Date:    May 30, 2006             ATTICUS MANAGEMENT LLC

                                  By:    /s/ Timothy R. Barakett               *
                                         ---------------------------------------
                                         Name: Timothy R. Barakett
                                         Title: Managing Member

Date:    May 30, 2006                    TIMOTHY R. BARAKETT

                                         /s/ Timothy R. Barakett               *
                                         ---------------------------------------


*By Charles Fortin, attorney-in-fact

CUSIP NO. 035910108                                           PAGE 9 OF 11 PAGES


                                                EXHIBIT INDEX

                                                                                                         PAGE NO.

A.        Joint Filing Agreement, dated as of May 30, 2006, by and among the Reporting Persons.......
                                                                                                             10

B.        Power of Attorney, dated March 21, 2006....................................................        11



CUSIP NO. 035910108                                          PAGE 10 OF 11 PAGES

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the common shares, no par value per share, of AnorMED, Inc., dated as of May 30, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:    May 30, 2006             ATTICUS CAPITAL LP

                                  By:    Atticus Management LLC,
                                         its general partner

                                         By:    /s/ Timothy R. Barakett        *
                                                --------------------------------
                                         Name:   Timothy R. Barakett
                                         Title:  Managing Member

Date:    May 30, 2006             ATTICUS MANAGEMENT LLC

                                  By:    /s/ Timothy R. Barakett               *
                                         ---------------------------------------
                                         Name: Timothy R. Barakett
                                         Title: Managing Member

Date:    May 30, 2006                    TIMOTHY R. BARAKETT

                                         /s/ Timothy R. Barakett               *
                                         ---------------------------------------


*By Charles Fortin, attorney-in-fact

CUSIP NO. 035910108                                          PAGE 11 OF 11 PAGES


                                    EXHIBIT B

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that I, TIMOTHY R. BARAKETT, hereby make, constitute and appoint each of JOHN F. BROWN and CHARLES FORTIN, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as chief executive officer of, managing member of or in other capacities with Atticus Capital LP or its general partner Atticus Management LLC (f/k/a Atticus Capital, L.L.C.) (collectively, "Atticus"), and each of their affiliates or entities advised by me or Atticus, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act. All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of, or otherwise associated with, Atticus or or one of its affiliates. Execution of this power of attorney revokes that certain Power of Attorney dated as of January 24, 2006 with respect to substantially the same matters addressed above.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of March 21, 2006.


                                        /s/ Timothy R. Barakett
                                        ----------------------------------------
                                        Timothy R. Barakett